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                          March 5, 2021

       Dong Hu
       Chairman and Chief Executive Officer
       Ebang International Holdings Inc.
       26-27/F, Building 3, Xinbei Qianjiang International Building Qianjiang Economic and Technological Development Zone
       Yuhang District, Hangzhou, Zhejiang, 311100
       People   s Republic of China

                                                        Re: Ebang International
Holdings Inc.
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Submitted February
26, 2021
                                                            File No. 377-04315

       Dear Mr. Hu:

               This is to advise you that we have not reviewed and will not review your draft registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ernest
Greene at 202-551-3733 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing